Layne Christensen Company

1900 Shawnee Mission Parkway • Mission Woods, Kansas 66205 • (913) 362-0510 • (913) 362-0133

JERRY W. FANSKA
Sr. V.P. Finance - Treasurer

February 4, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Attn: John Cash, Accounting Branch Chief

Re:	Layne Christensen Company
Form 10-K for Fiscal Year Ended January 31, 2010
Forms 10-Q for the Fiscal Quarters Ended April 30, 2010, July 31, 2010,
and October 31, 2010
File No. 001-34195

Dear Mr. Cash:

On behalf of Layne Christensen Company (the “Company”), this letter responds to the January 24, 2011 letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the filings noted above.  These responses are provided under the same captions as contained in the Staff’s January 24, 2011 letter.

Staff Comment

Form 10-K for the Fiscal Year Ended January 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Comparison of Fiscal 2010 to Fiscal 2009, page 24

1.	We note your discussion of several factors that impact your segment revenue and segment income. Please revise future filings to quantify the impact of each of these factors, where practicable.

Company’s Response

Beginning with our Form 10-K for the year ending January 31, 2011, future filings will quantify the impacts of material factors that contributed to the changes in our segment revenue and segment income, where practicable.

Staff Comment

Critical Accounting Policies and Estimates, pages 29
Goodwill and Other Intangibles, page 30

2.
To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders’ equity, please identify and provide the following disclosures for each such reporting unit in future filings:

•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
•	The amount of goodwill allocated to the unit.
•	A description of the material assumptions that drive estimated fair value.
•	A discussion of any uncertainties associated with each key assumption.
•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination in future filings.  Refer to Item 303 of Regulation S-K.

Company’s Response

In future filings, beginning with our Form 10-K for the year ending January 31, 2011, the Company will disclose its assessment of whether the estimated fair values of its reporting units with goodwill substantially exceed the carrying values of the reporting units.  The Company’s evaluation for goodwill impairment is conducted annually with a measurement date of December 31.  We are in the process of finalizing the results of our fiscal 2011 evaluation at this time.  Subject to changes in circumstances, the following is a draft of the disclosure we will include in future filings:

“The fair value of each of the Company’s reporting units with recorded goodwill substantially exceed their carrying value.”

Staff Comment

Other Long-lived Assets, page 31

3.
Please revise future filings to include a more specific and comprehensive discussion regarding how you consider current events and circumstances in determining whether it is necessary to test your long-lived assets for recoverability.  If an analysis is conducted in a given period, please include a specific and comprehensive discussion regarding the results of that analysis.

Company’s Response

In future filings, beginning with our Form 10-K for the year ending January 31, 2011, the Company will present a more specific and comprehensive discussion of how current events and circumstances were considered in determining whether it is necessary to test our long-lived assets for recoverability.  Subject to changes in circumstances, the following is a draft of the disclosure we will include in future filings:

“Long-lived assets, including the Company’s gas transportation facilities and equipment, are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Factors we consider important which could trigger an impairment review include but are not limited to the following:

•	significant underperformance of our operating segments relative to expected, historical or projected future operating results;
•	significant changes in the use of the assets of an operating segment or the strategy for the operating segment;
•	significant negative industry or economic trends; and
•	significant decline in our stock price for a sustained period

The Company believes at this time that the carrying values and useful lives of its long-lived assets continue to be appropriate.”

Additionally, if an impairment analysis is conducted in a given period, we will include a specific and comprehensive discussion regarding the results of that analysis.

Staff Comment

Item 8. Financial Statements and Supplementary Data, page 33

Note 17. Segments and Foreign Operations, page 55

4.	Please revise future filings to disclose revenue by product line as required by ASC 280-10-50-40.

Company’s Response

In accordance with ASC 280-10-50-40, we considered which, if any, of our operating segments’ product lines should be disclosed separately.

In future filings, beginning with our Form 10-K for the year ending January 31, 2011, the Company will disclose revenue by product line, where practicable.  Subject to changes in circumstances, the following is a draft of the disclosure we will include in future filings:

As of for the Year Ended January 31,
(in thousands)	2011	2010	2009
Product line information:
Revenues
Water systems	$ XXX	$ XXX	$ XXX
Water treatment technologies	XXX	XXX	XXX
Sewer rehabilitation	XXX	XXX	XXX
Water plant construction	XXX	XXX	XXX
Pipeline construction	XXX	XXX	XXX
Soil stabilization	XXX	XXX	XXX
Environmental and specialty drilling	XXX	XXX	XXX
Exploration drilling	XXX	XXX	XXX
Energy	XXX	XXX	XXX
Other	XXX	XXX	XXX
Total revenues	$ XXX	$ XXX	$ XXX

Although individual offices within our operating segments may periodically perform services classified as a product line offered by one of the Company’s other operating segments, the results of those services are recorded in the office’s own segment.  For example, if a Mineral Exploration office performed water well drilling services, the revenues would be recorded in the Mineral Exploration segment rather than the Water Infrastructure segment.

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In connection with these responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in their filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s efforts in assisting the Company in its compliance with the applicable disclosure requirements and in enhancing the overall disclosure in its filings.  Should the Staff have any comments on the contents of this letter, please contact the undersigned at 913-677-6858.

Sincerely,

/s/ Jerry W. Fanska

Jerry W. Fanska
Sr. Vice President Finance - Treasurer

cc:	A. B. Schmitt
S. F. Crooke
R. Gilmore
R. Duckworth (Deloitte & Touche LLP)